J.P. MORGAN SECURITIES INC.
277 Park Avenue
New York, New York 10172
November 5, 2007
Via Facsimile and EDGAR Filing
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Anne Nguyen Parker, Branch Chief

Re:	Approach Resources Inc. — Registration Statement on Form S-1
(File No. 333-144512)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representative of the several Underwriters, hereby join in the request of Approach Resources Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 2:00 p.m., Washington, D.C. time, on November 7, 2007 or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated October 24, 2007 (the “Preliminary Prospectus”) commenced October 25, 2007. Eight thousand, four hundred eleven (8,411) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.
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     In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, J.P. Morgan Securities Inc. As the Representative of the Several Underwriters

By:	J.P. Morgan Securities Inc.

By:	/s/ John V. Bertone
Name:	John V. Bertone
Title:	Vice President

APPROACH RESOURCES INC.
One Ridgmar Centre
6500 W. Freeway, Suite 800
Fort Worth, Texas 76116
November 5, 2007
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Ms. Anne Nguyen Parker, Branch Chief

Re:	Approach Resources Inc.
Form S-1 filed July 12, 2007, as amended September 13, 2007
and October 18, 2007
File No. 333-144512
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Approach Resources Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 2:00 p.m., Eastern Time, on November 7, 2007, or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 5, 2007

     Please address any questions or comments with respect to this request to our counsel, Thompson & Knight L.L.P., by contacting either Joe Dannenmaier (telephone: (214) 969-1393; facsimile: (214) 880-3135), Wes Williams (telephone: (214) 969-1324; facsimile: (214) 999-1567) or Jessica Hammons (telephone: (214) 969-1349; facsimile (214) 999-1558).

Very truly yours, APPROACH RESOURCES INC.
By:	/s/ J. Ross Craft
J. Ross Craft
President & Chief Executive Officer